

<u>MAIL STOP 3561</u>

October 18, 2006

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
328 West 77th Street
New York, NY 10024

> **Re: Alpha Security Group Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-127999**
> **Amendment Filed September 21, 2006**

Dear Mr. Wasserman,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Prior to requesting acceleration, please have a representative from the American Stock Exchange contact the staff concerning your application for listing. In addition, provide the means on which the company meets the listing standards set forth by the AMEX

2.   Please confirm that, with respect to the 320,000 Units being purchased by your officers and directors, your officers and directors are using their own funds to

make these purchases and have not received, directly or indirectly, any cash or other consideration from any party in order to make these purchases. Please ensure that any response to this comment is appropriately reflected in your Form S-1.

3.   We note your disclosure throughout the prospectus concerning a possible liquidation of the company and the company's statements that the company "will promptly dissolve and liquidate all funds held in the trust account to our public stockholders." Please clarify this disclosure throughout to specify that under Delaware law, claims of creditors have priority over the claims of stockholders and that in making such distributions to its stockholders the company will comply with the provisions of Section 281(b) of the DGCL and pay or provide for the payment of its creditors and all costs, expenses and liabilities prior to making distributions to stockholders. Additionally, provide the bases for the statements throughout the prospectus that any claims by creditors against amounts in the trust fund are "limited" and "minimal."

Prospectus Cover Page

4.   We note disclosure on the cover page indicating that up to $1.3 million of trust proceeds may be "released to [you] to fund [your] working capital in the event of [your] dissolution …" Please clarify this statement.

Prospectus Summary, page 1

5.   We note that the company will issue incentive warrants to its management before the closing of its private placement. Please revise your document, including your risk factors, to discuss: (1) the value associated with these option grants; (2) any future impact that they will have on your earnings; (3) the business purpose behind the incentive warrants; and, (4) address whether the company concluded that the warrant exercise price was consistent with the fair market value of the warrants – and if so, provide a detailed discussion of how this was determined. If, on the other hand, the warrants were issued below fair market value, please discuss any tax implications that this may have. In responding, to the extent that Mr. Tsakiris is to receive his warrants for employment type services, please reconcile this to your conclusion that he is an independent director. Also, please confirm whether the company is permitted to accelerate the vesting of these warrants. Finally, please confirm how the company will treat these option grants going forward for purposes of Item 201(d) and Item 402 of Regulation S-K.

6.   We note your disclosure on pages 5-6 that both your public and private warrants may be redeemed in whole and not in part. Please revise your disclosure to clarify whether "in whole and not in part" modifies all of your warrants collectively or only each subset. That is, may the company call the public warrants and not the private warrants?

7.   On page 11 you disclose that you "will pay the costs associated with [y]our
dissolution and the liquidation of the trust account from [your] remaining assets
outside the trust account." However, it would appear that you will only have a
limited amount of funds outside of your trust initially. Please revise to clarify
how you will pay these costs with, based on your "Use of Proceeds" only $39,000
held outside of the trust. In addition, please address the timing and sufficiency of
the interest payments which you will use to partially fund your business.

8.   Please explain why the private placement units are not being included in the
escrow alongside the existing insider shares.

Summary Financial Data, page 14

9.   On pages 21 and F-9 you disclose that the registered holders of a warrant are not
entitled to net-cash settlement or other consideration in lieu of physical settlement
in shares of your common stock and the warrants may expire unexercised and
unredeemed. Please provide the warrant agreement as Exhibit 4.4.

10.   In responding to the foregoing comment 9, please ensure that the warrant
agreement and warrant certificate clearly state that the company is obligated to
use its best efforts to register the warrant exercise; but, in the event that the
company is unable to register the exercise of the warrants, the warrants may
expire worthless and, in this event, the company will be under no obligation to net
cash settle.

11.   We note your response to prior comment 22. Given that the unit purchase option
("UPO") is also registered at inception, please tell us how you have considered
the guidance in EITF 00-19 in your proposed accounting for the UPO and your
determination of whether the instrument meets the scope exception in paragraph
11(a) of SFAS 133. If you conclude liability classification will be required upon
issuance, please revise your capitalization table, summary financial data, dilution
information and anywhere else in the document as needed, to properly reflect this
classification. If you conclude that liability classification will not be required,
explain in detail why the provisions of the filed UPO agreement support equity
classification under paragraph 17 of EITF 00-19.

Risk Factors, page 16

12.   We note that the company has deleted an entire risk factor disclosure in response
to prior comment 3 from our letter dated February 24, 2006. Please explain your
decision to eliminate this discussion which management presumably considered
material in prior amendments. Please note that this comment is equally applicable
to your response to our prior comment 5.

13.   Please revise your risk factor on pages 20-21 addressing the risks associated with a failure to register the warrant exercise to indicate that the warrants may expire worthless in the event that you fail to register the exercise. In this regard, please revise to explain what a "best efforts" registration obligation entails and what would happen to the warrants in the event that a holder were unable to exercise them – that is, if the warrants are un-exercisable they are worthless.. Alternatively, please advise why no revision is necessary. In responding, please note that similar disclosure is found on page 72 of your Form S-1.

Use of Proceeds, page 34

14.   Please revise your disclosure here and throughout your document to clarify when the company may use the interest earned on the trust, how much may be used in the event that the over-allotment option is or is not exercised. Your current disclosure could be clearer on this point.

Dilution, page 38

15.   Please clarify why the company has excluded the 42,000 shares issued to Maxim Group as underwriters' compensation from its dilution calculation. In addition, please include a statement indicating that the exercise of the warrants, particularly those issued below the public exercise price, may further dilute the common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

16.   Please clarify the meaning of your statement on page 43 that you "will use substantially all of the net proceeds of [your] offering and other funds in the trust account available for [y]our use to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business …" In this regard please clarify whether the trust fund proceeds would not be available to meet these expenses in the event that a merger was not consummated. In addition, to the extent that management contemplates using the funds deposited in the trust account to pay merger related expenses, your "Use of Proceeds" should be revised to reflect this.

Proposed Business, page 45

17.   Your response to prior comment 10 from our letter dated February 24, 2006 indicates that you have deleted the disclosure concerning the liability of your officers with respect to potential target business. However, you continue to have disclosure similar to that which was deleted in your risk factor on page 18. Please review your entire document to ensure the consistency of your disclosure.

18.   We note your disclosure on page 52 and elsewhere that your executive officers have agreed to be personally liable under certain <u>limited</u> circumstances to indemnify the trust account. (emphasis added). The company then provides an example of when management would be required to indemnify the trust. However, because the indemnification is limited we believe a greater discussion of these limitations is warranted – for instances, are the examples intended to be a non-exhaustive list?

<u>Management, page 60</u>

19.   We note your response to prior comment 14 from our letter dated February 24, 2006. While the company correctly reads the Item 401 requirements we do not concur with the company's conclusion. **F**or example, it is unclear to the staff why comprehensive backgrounds were provided for Ms. DiBattiste, and Messrs. Fogelman and Herres while information relating to Mr. Wasserman's affiliation with Pudgies Chicken, Inc. and its bankruptcy, was not disclosed. Please revise.

<u>Conflicts of Interest, page 64</u>

20.   We note your response to prior comment 15 from our letter dated February 24, 2006. Please explain who, on behalf of the company, will be responsible for authorizing these expense reimbursements.

<u>Principal Stockholders, page 66</u>

21.   In your tabular presentation of beneficial ownership you disclose that, before your offering, your officers and directors as a group own 93.7% of the company. Please advise us who owns the remainder and, if any person owns greater than 5%, disclose.

<u>Incentive Warrants, page 73</u>

22.   On page 73 you disclose that "[t]he incentive warrants will be issued in registered form" please explain when these warrants will be registered and confirm that this Form S-1 is not being used to register the warrants, or their exercise. In this regard, as these are incentive warrants, please provide a detailed analysis of how these warrants may be transferred. In this regard we note that that Form S-8 likely would not be available to register these shares as the company may be deemed a shell company under Rule 405 prior to a business combination and generally warrants issued to insiders are subject to Rule 701-style restrictions. Please advise.

Underwriting, page 76

23.   Please disclose whether the 42,000 shares issued to Maxim Group LLC may participate in any way in the trust either as part of a liquidation of the trust, or upon redemption.

Financial Statements, page F-1

Audit Report, page F-1

24.   We note that the audit report refers to Note 7, which does not appear to exist in the filed version of the document. Please revise the filing accordingly.

Note 5 – Commitments, page F-10

25.   We note your response to prior comment 21. Please provide us with the name, market capitalization and calculated volatility for each company that was used to determine the volatility assumption of 52.59%. We may have additional comments after reviewing your response.

26.   We note your disclosure regarding the incentive warrants. Please disclose the stock price assumption used in your valuation, and your basis for determining the relative fair values of the common stock and warrants included in each unit. Also, please revise your disclosures in MD&A to include disclosures similar to those made in the financial statements for the incentive warrants.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Sam Schwartz
        Fax # 212-355-4608